NEWS RELEASE
FOR IMMEDIATE RELEASE
Contact:  Robert S. Huffstodt

                            LUKENS MEDICAL ANNOUNCES
                            ACQUISITION NEGOTIATIONS


ALBUQUERQUE, NM, February 20, 1998 -- Lukens Medical Corporation (NASDAQ-LUKN) today announced that it is currently negotiating the sale of the Company to an unnamed third party. The proposal most recently received by the Company contemplates a merger pursuant to which existing shareholders of Lukens would receive approximately $4.00 in cash for each share of Lukens Common Stock. No definitive terms have as yet been agreed upon and the proposal is, and any other matters are subject to further review by both boards, the completion of due diligence reviews and the negotiation and execution of definitive agreements. No assurance can be given that the current negotiations will result in any transaction or as to the ultimate terms or timing of any such transaction.

Lukens Medical Corporation, with headquarters in Albuquerque, New Mexico, is a medical device company addressing global markets in sutures, diagnostics, and other disposable products. Lukens has approximately three million common shares outstanding.



"Safe Harbor" Statement under the private Securities Litigation Reform Act of 1995: The statements which are not historical facts contained in this release are forward looking statements that involve risks and uncertainties, including, but not limited to, the ability of the Company to continue to obtain financing for its activities, the effect of economic conditions both domestically and internationally, the impact of competition, the ability of joint venture partners and distributors to sell the Company's products, changes in customer preferences and trends and other risks detailed in the Company's Securities and Exchange Commission filings.


                                       5